Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Lufax Holding Ltd

陆金所控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

(1) CHANGE OF DIRECTORS

(2) CHANGE IN COMPOSITION OF AUDIT COMMITTEE AND

NOMINATION AND REMUNERATION COMMITTEE

(3) CHANGE OF AUTHORIZED REPRESENTATIVE

CHANGE OF DIRECTORS

The board (the “Board”) of directors (the “Directors”) of Lufax Holding Ltd (the “Company”, together with its subsidiaries and consolidated affiliated entities, the “Group”) announces that, on November 22, 2024:

1.

Mr. Gregory Dean GIBB (“Mr. GIBB”) has retired from his roles as an executive Director, Co-Chief Executive Officer and an authorized representative (the “Authorized Representative”) of the Company under Rule 3.05 of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”) to dedicate more time to his personal matters;

2.	Mr. Yuqiang HUANG (“Mr. HUANG”) has tendered his resignation as a non-executive Director of the Company due to change of his personal work arrangements; and

3.

Mr. Xudong ZHANG (“Mr. ZHANG”) has tendered his resignation as an independent non-executive Director of the Company, a member of the audit committee of the Company (the “Audit Committee”) and a member of the nomination and remuneration committee of the Company (the “Nomination and Remuneration Committee”) of the Company due to change of his personal work arrangements.

The retirement of Mr. GIBB and the resignation of Mr. HUANG and Mr. ZHANG took effect from November 22, 2024, being the date of their notification letters. Each of Mr. GIBB, Mr. HUANG and Mr. ZHANG has confirmed that he has no disagreement with the Board and there is no matter in respect of his retirement or resignation that needs to be brought to the attention of the shareholders of the Company.

The Board would like to take this opportunity to express its appreciation to each of Mr. GIBB, Mr. HUANG and Mr. ZHANG for his significant contribution to the Company during his tenure of office.

The Board is pleased to announce that, with effect from November 22, 2024, the Board has resolved to appoint (i) Mr. Alston Peiqing ZHU (“Mr. ZHU”) as an executive Director of the Company; (ii) Mr. Shibang GUO (“Mr. GUO”) as a non-executive Director of the Company; and (iii) Mr. Hui LIU (“Mr. LIU”) as a non-executive Director of the Company.

The biographical details of Mr. ZHU, Mr. GUO and Mr. LIU are set out below.

Mr. ZHU

Mr. ZHU, aged 46, has served as the chief financial officer of the Company since April 2024. Mr. ZHU joined Ping An Bank Co., Ltd. (a company whose shares are listed on the Shenzhen Stock Exchange (stock code: 000001)) (“Ping An Bank”) in April 2018, where he served as the general manager of the finance and planning department at the Head Office of Ping An Bank from April 2018 to April 2024. Prior to that, Mr. ZHU served as Principal Partner of Greater China financial services industry at Capgemini China from May 2016 to April 2018 and as the First Vice President at United Overseas Bank (China) Limited from May 2013 to May 2016. From June 2003 to May 2013, he held various positions at PricewaterhouseCoopers, Ernst & Young, and Deloitte China, providing audit, financial management, risk management, tax, and digital professional services to the financial industry. Mr. ZHU began his career at Industrial and Commercial Bank of China Limited (a company whose shares are dually listed on the Shanghai Stock Exchange (stock code: 601398) and the Stock Exchange (stock code: 1398)) in September 2002. Mr. ZHU received his bachelor’s degree in economics at the University of International Business and Economics in July 2002. Mr. ZHU is a Fellow Member of CGMA (AICPA & CIMA), the Association of Chartered Certified Accountants in the United Kingdom, and the Certified Public Accountants Australia.

Mr. ZHU has entered into a service agreement with the Company for an initial term of three years commencing from November 22, 2024 (subject to rotation and re-election as and when required under the Company’s current articles of association and the Listing Rules). According to the Company’s current articles of association, Mr. ZHU will hold office as an executive Director of the Company until the first annual general meeting of the Company after his appointment and shall be eligible for re-election. In addition, according to the terms of Mr. ZHU’s appointment, he will not be entitled to any emolument in relation to his appointment as an executive Director of the Company.

Save as disclosed above, as of the date of this announcement, Mr. ZHU has confirmed that he (i) does not hold any other position with the Company or other members of the Group; (ii) did not hold any directorship in any other public companies with securities of which are listed on any securities market in Hong Kong or overseas in the last three years; and (iii) does not have any other major appointments and professional qualifications.

Mr. GUO

Mr. GUO, aged 59, has served as the Assistant President and the Chief Risk Officer of the Ping An Insurance (Group) Company of China Ltd. (a company whose shares are dually listed on the Shanghai Stock Exchange (stock code: 601318) and the Stock Exchange (stock code: 2318) and one of the controlling shareholders of the Company) (“Ping An Group”) since March 2024. He has also served as a director of Ping An International Financial Leasing Co., Ltd. since June 2024. Prior to that, Mr. GUO served as a Director and the President of Ping An Bank’s Small and Micro Finance Business Unit from March 2011 to March 2014, a Senior Vice President and the Chief Risk Officer, and the Compliance Director of Ping An Securities Company Ltd. from September 2014 to October 2016, and successively served as the Special Assistant to the Chairman, the Assistant President, an Executive Director and a Vice President of Ping An Bank from October 2016 to December 2023. Prior to joining the Ping An Group, Mr. GUO was a chief officer and a deputy division-level researcher (presiding) of the Treasury Planning Department of the Head Office of Industrial and Commercial Bank of China Limited from July 1991 to July 1998, and the Manager of Beijing Shangdi Sub-branch, a Party Committee Member and a Deputy General Manager of Beijing Management Department, the Party Committee Secretary and Manager of Dalian Branch, and the Vice Chairman of the Head Office Retail Management Committee and the General Manager of the Retail Banking Department of China Minsheng Bank Corp., Ltd. (a company whose shares are dually listed on the Shanghai Stock Exchange (stock code: 600016) and the Stock Exchange (stock code: 1988)) from July 1998 to June 2010. Mr. GUO obtained his Bachelor’s degree in Engineering from Shanghai Jiao Tong University in July 1988, Master’s degree in Economics from Peking University in July 1991, and Ph.D. in Economics from Peking University in July 1998. Mr. GUO has been qualified as a Senior Economist since November 1999.

Mr. GUO has entered into a service agreement with the Company for an initial term of three years commencing from November 22, 2024 (subject to rotation and re-election as and when required under the Company’s current articles of association and the Listing Rules). According to the Company’s current articles of association, Mr. GUO will hold office as a non-executive Director of the Company until the first annual general meeting of the Company after his appointment and shall be eligible for re-election. In addition, according to the terms of Mr. GUO’s appointment, he will not be entitled to any emolument in relation to his appointment as a non-executive Director of the Company.

As at the date of this announcement, Mr. GUO is interested in 90,598 H shares of Ping An Group and 14,108 A shares of Ping An Group granted to Mr. GUO under the Long-term Service Plan of Ping An Group, which will be vested upon fulfillment of certain conditions.

Save as disclosed above, as of the date of this announcement, Mr. GUO has confirmed that he (i) does not hold any other position with the Company or other members of the Group; (ii) did not hold any directorship in any other public companies with securities of which are listed on any securities market in Hong Kong or overseas in the last three years; and (iii) does not have any other major appointments and professional qualifications.

Mr. LIU

Mr. LIU, aged 43, has served as the Deputy General Manager (presiding) of the Risk Management Department at the Ping An Group since June 2023. Mr. LIU has also served as a director at several companies, including Ping An Real Estate Co., Ltd. since December 2023, Ping An Trust Co., Ltd. since February 2024 and New Founder Holdings Development Co., Ltd. since February 2024. He joined the Ping An Group in February 2012 and has since successively held positions as the Manager at the Investment Risk Management Office in the Risk Management Department, the Senior Asset Strategy Manager at the Asset Control Center and the Senior Manager in the Risk Management Department at Ping An Group from February 2012 to January 2020, and the Deputy Chief Risk Specialist in the Risk Management Department at the Ping An Bank Head Office from February 2020 to June 2023. Prior to joining the Ping An Group, Mr. LIU served as Senior Officer in the Risk Management Department at the Head Office of Industrial and Commercial Bank of China Limited and Investment Manager in the Financial Markets Department at Industrial and Commercial Bank of China (Asia) Limited (ICBC (Asia)) from May 2006 to January 2012. Mr. LIU holds a Ph.D. in Economics from Renmin University of China in June 2015.

Mr. LIU has entered into a service agreement with the Company for an initial term of three years commencing from November 22, 2024 (subject to rotation and re-election as and when required under the Company’s current articles of association and the Listing Rules). According to the Company’s current articles of association, Mr. LIU will hold office as a non-executive Director of the Company until the first annual general meeting of the Company after his appointment and shall be eligible for re-election. In addition, according to the terms of Mr. LIU’s appointment, he will not be entitled to any emolument in relation to his appointment as a non-executive Director of the Company.

As at the date of this announcement, Mr. LIU is interested in 5,449 H shares of Ping An Group and 3,255 A shares of Ping An Group granted to Mr. LIU under the Long-term Service Plan of Ping An Group, which will be vested upon fulfillment of certain conditions. In addition, he’s also interested in 8,157 A shares of Ping An Group vested to Mr. LIU pursuant to the Key Employee Share Purchase Plan of Ping An Group.

Save as disclosed above, as of the date of this announcement, Mr. LIU has confirmed that he (i) does not hold any other position with the Company or other members of the Group; (ii) did not hold any directorship in any other public companies with securities of which are listed on any securities market in Hong Kong or overseas in the last three years; and (iii) does not have any other major appointments and professional qualifications.

Save as disclosed above, as of the date of this announcement, each of Mr. ZHU, Mr. GUO and Mr. LIU has also confirmed that he does not have any relationship with any Director, the senior management or substantial shareholder or controlling shareholders of the Company, or any other interest in the shares of the Company or any of its associated corporation within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed above, there is no other information that is required to be disclosed pursuant to any of the requirements under paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of the shareholders of the Company relating to the appointment of Mr. ZHU, Mr. GUO and Mr. LIU.

The Board would like to express its warmest welcome to Mr. ZHU, Mr. GUO and Mr. LIU on their appointment.

CHANGE IN COMPOSITION OF AUDIT COMMITTEE AND NOMINATION AND REMUNERATION COMMITTEE

The Board is pleased to further announce that, with effect from November 22, 2024, the Board has resolved to appoint: (i) Mr. Weidong LI as a member of the Audit Committee following Mr. ZHANG’s resignation; and (ii) Mr. David Xianglin LI as a member of the Nomination and Remuneration Committee following Mr. ZHANG’s resignation.

CHANGE OF AUTHORIZED REPRESENTATIVE

Following the retirement of Mr. GIBB, Mr. ZHU has been appointed as an Authorized Representative with effect from November 22, 2024.

For and on behalf of the Board
Lufax Holding Ltd
Yong Suk CHO
Chairman of the Board and Chief Executive Officer

Hong Kong, November 22, 2024

As of the date of this announcement, the Board comprises Mr. Yong Suk CHO and Mr. Alston Peiqing ZHU as the executive Directors, Mr. Yonglin XIE, Ms. Xin FU, Mr. Shibang GUO and Mr. Hui LIU as the non-executive Directors, and Mr. Rusheng YANG, Mr. Weidong LI and Mr. David Xianglin LI as the independent non-executive Directors.

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